LCT CAPITAL, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2025

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LCT Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

80 Pascal Ln
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lou Talarico	917-371-2149	lou.talarico@lctcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lou Talarico _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LCT Capital, LLC _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CODY LANE GRIFFIN
Notary Public, State Of Texas
Expires July 17, 2028
Notary ID# 132583649

2-27-2026

Signature:

Title: Managing Member

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: SIPC General Assessment Reconciliation _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LCT Capital, LLC

CONTENTS

	Page



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
LCT Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LCT Capital, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as LCT Capital, LLC's auditor since 2025.

Cherry Bekaert LLP

Denver, Colorado
February 26, 2026

LCT Capital, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

ASSETS:

Cash	$	518,584
Litigation receivable		74,880
Total assets	**$**	**593,464**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable	$	26,398
Accrued expenses		213,874
Total liabilities		**240,272**
MEMBER'S EQUITY:		353,192
Total liabilities and member's equity	**$**	**593,464**

The accompanying notes are an integral part of this statement

LCT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

LCT Securities, LLC was a Delaware Limited Liability Company organized on April 26, 2010. On March 10, 2011, LCT Securities, LLC amended its certificate of formation with the state of Delaware to change its name to LCT Capital, LLC. On November 14, 2025, LCT Capital, LLC filed a certificate of conversion with the state of Texas and became a Texas Limited Liability Company (the "Company"). The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA"). These regulatory bodies approved the Company on January 4, 2011. In this capacity, the Company provides financial advisory services to private and public companies concerning merger and acquisition-related activities, capital-raising activities, and private placements. The Company's members include Louis C. Talarico III and Lesley R. Robertson.

Under Footnote 74, the company is exempt from the reserve and possession/control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

The statements are prepared in accordance with U.S. GAAP.

Revenue Recognition

The Company's primary source of revenue is fees earned from engagement agreements for advisory services. The Company records these fees upon fulfillment of the agreements' terms. In this capacity, the Company provides financial advisory services regarding M&A-related activities and capital-raising efforts.

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"). Under ASC 606, revenue is recognized upon satisfying performance obligations by transferring control over goods or services to a customer. Revenue from capital raising and M&A advisory services is generally recognized when performance under the arrangement is completed (the closing or funding date of the transaction), or the contract is canceled. However, revenue is recognized over time for capital-raising activities for specific contracts when the Customers draw funds from capital providers. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers before revenue recognition are recorded as contract liabilities.

LCT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The financial statements do not include an income tax provision because the Company is not a taxable entity. However, they include an accrual for Texas Franchise Taxes because the Company operates in Texas. The Company is treated as a pass-through for federal income tax purposes.

The Company must determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax-related appeals or litigation processes, based on the technical merits of the position. The Company's members are taxed individually on their shares of the Company's earnings. The Company has not been subject to income tax examinations by major taxing authorities for any year prior to 2022. The tax benefit recognized is measured as the largest benefit with a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment later based on factors, including, but not limited to, ongoing analyses of and changes to tax laws, regulations, and their interpretations. The Company recognizes interest and penalties related to unrecognized tax benefits in income taxes payable if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2025.

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, litigation receivable, accounts payable, and accrued expenses approximate their respective fair values due to the short maturities of these instruments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LCT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Segment Reporting

The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as reinvesting profits or paying distributions. The Company's operations constitute a single operating segment and, therefore, a single reportable segment because the CODM manages the business activities using information about the Company as a whole. The accounting policies used to measure the segment's profit and loss are the same as those described in the summary of significant accounting policies. Entity-wide disclosure about products and services, geographic areas, and major customers are not presented in the accompanying notes.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company must maintain a minimum net capital as defined under such provisions. On December 31, 2025, the Company had net capital of $278,312 and net capital requirements of $16,018. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.86 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   CONTINGENCIES AND OFF-BALANCE SHEET RISK

The Company is engaged in various corporate financing activities with counterparties, primarily issuers with which the Company has an investment banking assignment. The Company may be exposed to risk if counterparties do not fulfill their obligations. The risk of default depends on the creditworthiness of the instrument's counterparty or issuer. The Company's policy is to review, as necessary, the credit standing of each counterpartywith

LCT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 3 -   CONTINGENCIES AND OFF-BALANCE SHEET RISK (continued)

which it conducts business. The Company has a substantial portion of its assets on deposit with banks.

In 2024, the Company received a final order and judgment in the amount of approximately $63 million, which included statutory interest. In connection therewith, the Company was awarded costs of $74,880, which is included in litigation receivable on the statement of financial condition.

Assets deposited with banks are subject to credit risk. In the event of a bank's insolvency, recovery of the Company's assets on deposit may be limited to account insurance or other protection afforded such deposits.

NOTE 4 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company had no related party transactions for the year ended December 31, 2025.

NOTE 5 -   SUBSEQUENT REVIEW

The Company evaluated subsequent events through the date the financial statements were issued. The evaluation did not result in subsequent events requiring disclosures and/or adjustments.